UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70527

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Z-Squared Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

287 Park Ave South, 2nd Floor, Suite 521
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Vinci	617-209-9682	angela@zsquaredsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/2/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela Vinci, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Z-Squared Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 2025

Signature:

Angela Vinci

Title:

Chief Executive Officer

Lori Alessi

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Z-Squared Securities, LLC

Financial Statement

December 31, 2022

(With Report of Independent Registered Public Accounting Firm)

Z-Squared Securities, LLC
Table of Contents

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Z-Squared Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Z-Squared Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Z-Squared Securities, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Z-Squared Securities, LLC's management. Our responsibility is to express an opinion on Z-Squared Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Z-Squared Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Going Concern

The accompanying financial statement has been prepared assuming that Z-Squared Securities, LLC will continue as a going concern. As discussed in Note 6 to the financial statement, Z-Squared Securities, LLC has incurred an operating loss for the period from inception through December 31, 2022, and continued losses without further capital infusion could impede Z-Squared Securities, LLC's ability to continue operations. Based on such, there is substantial doubt about Z-Squared Securities, LLC's ability to continue as a going concern within one year after the date that the financial statement is available to be issued. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 6. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Uncertainty Regarding Impacts of Recent Disruptions to U.S. Banking System

As discussed in Notes 2 and 8 to the financial statement, Z-Squared Securities, LLC maintains cash balances, which may exceed federally insured limits, in one financial institution. In March 2023, the shut-down of certain financial institutions raised economic concerns over disruptions to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as Z-Squared Securities, LLC's auditor since 2021.
New York, New York
April 14, 2023

Z-Squared Securities, LLC

Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	701,072
Clearing deposit		125,000
Securities		165
Prepaid expenses		47,749
Rent security deposit		5,500
Total Assets	$	879,486
Liabilities and Member's Equity		
Due to parent	$	369,140
Accrued expenses		75,353
Due to clearing broker		33,814
Accounts payable		25,973
Total Liabilities		504,280
Total Member's Equity		375,206
Total Liabilities and Member's Equity	$	879,486

The accompanying notes are an integral part of this financial statement.

Z-Squared Securities, LLC
Notes to Financial Statement
December 31, 2022

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1. **Business and Organization**

   Z-Squared Securities, LLC (the "Company") is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and became a registered broker-dealer under the Securities and Exchange Act of 1934 in March 2021. The Company, a Delaware limited liability company, was formed in April 2020, and commenced operations on March 10, 2021 as a wholly owned subsidiary of Zingeroo, Inc. (the "Parent"). The Company acts as an introducing broker and effects equities and options trades for the users of its web-based trading application. The Company clears its trading activity through Apex Clearing Corporation ("Clearing Broker") on a fully disclosed basis.

2. **Summary of Significant Accounting Policies**

   This financial statement has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

   (a) *Use of Estimates*

   The preparation of the financial statement requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   (b) *Cash*

   Cash consists of cash held at one financial institution which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses on these accounts and is not exposed to any significant credit risk with respect to its depository institutions.

   (c) *Recent Accounting Pronouncements Adopted*

   In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurements, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurements* ("ASU 2018-13"). The disclosure framework project's objective and primary focus are to improve the effectiveness of disclosures in the notes to financial statement by facilitating clear communication of the information required by U.S. GAAP that is most important to users of each entity's financial statements. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, *Fair Value Measurement*, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. This new guidance is effective for years beginning after January 1, 2020, with early adoption permitted. The adoption of this pronouncement on January 1, 2022 did not have a material impact on the financial statement.

   .

Z-Squared Securities, LLC

Notes to Financial Statement
December 31, 2022

(c)   *Recent Accounting Pronouncements Adopted (continued)*

The Company adopted FASB ASC 842, *Leases*, on January 1, 2022. The Company has a monthly operating lease agreement for office space with automatic renewal options for one-month periods. The Company determines if an arrangement is a lease at the inception of the contract. At the lease commencement date, leases are evaluated to determine whether it will be classified as an operating or finance lease. For leases with lease terms of 12 months or less (a "Short-term" lease), any fixed lease payments are recognized on a straight-line basis over such term, and are not recognized on the statement of financial condition.

(d)   *Clearing Deposit*

The Company is required to maintain $125,000 of cash on deposit with the Clearing Broker to cover any fees, charges, or losses arising from its trading activity through the Clearing Broker.

(e)   *Commissions Revenue*

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company introduces any trading activity from clients to the Clearing Broker. The Company recognizes revenue from commissions on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

(f)   *Income Taxes*

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits subsequent to the date it commenced operations.

In accordance with ASC 740, *Income Taxes*, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2022.

(g)   *Due to Clearing Broker*

Net amounts owed to the Clearing Broker consist of amounts due from and payable to the Clearing Broker. As of December 31, 2022, $33,814 was due to the Clearing Broker.

Z-Squared Securities, LLC

Notes to Financial Statement

December 31, 2022

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3. **Indemnifications**

In the normal course of business, the Company may enter into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

4. **Related-Party Transactions**

The Company has an administrative services agreement with the Parent. Under the terms of the agreement, the Parent agrees to pay on behalf of the Company both direct and shared expenses such as office space, personnel, travel and entertainment, insurance, regulatory filing fees, professional fees and technology fees.

Under the terms of the agreement, the Company also agrees to designate and manage a number of firm accounts with its Clearing Broker to facilitate promotional events run by the Parent ("Promo Accounts"). The Promo Accounts may contain cash or securities to be gifted to eligible participants of the promotions that open a fully disclosed clearing account with the Clearing Broker, subject to certain other terms and conditions that vary depending on the type of promotional event. From time to time, Parent agrees to fully reimburse the Company for any such promotional costs or other costs incurred by the Company in the Promo Accounts, net of any miscellaneous gains in the Promo accounts such as dividend income.

A total of $355,434 in direct and allocated expenses has been paid by the Parent during the year and forgiven in the form of a non-cash capital contribution. Net Promo Accounts activity reimbursable from the Parent totaled $29,022. As of December 31, 2022, the amount reported as Due to parent related to these transactions in the statement of financial condition was $369,140.

5. **Net Capital**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). As of March 10, 2021, FINRA approved the Company to maintain a minimum net capital requirement of the higher of $100,000 or 6.66% of aggregate liabilities pursuant to Rule 15c3-1. As of December 31, 2022, the Company had net capital of $321,736 and excess net capital of $221,736. The percentage of aggregate indebtedness to net capital was 156.74%.

6. **Management's Business Evaluation**

The Company, like most venture backed fintech startups, has funded operations with equity contributions from its Parent. The Company has incurred an operating loss for the period from inception through December 31, 2022, and continued losses without further capital infusion could impede the Company's ability to continue operations. Based on such, there is substantial doubt about the Company's ability to continue operating within one year after the date that the financial statements are available to be issued.

Parent is actively pursuing a combination of attracting new investor capital and debt financing arrangements, as well as implementing a plan to significantly reduce and delay certain expenditures to improve its overall financial position. Negotiations with investors are ongoing, and the Parent expects that incentives such as having a more attractive valuation, will increase the likelihood of a successful capital raise. Additionally, the Parent is re-evaluating its global business strategy, and is seeking new ways to monetize existing resources.

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7.   Commitments & Contingencies

The Clearing Broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the Clearing Broker, subject to the credit risk of the clearing broker.

8.   Recent events relating to the disruption in the U.S. banking system

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time.

9.   Subsequent Events

The Company has evaluated the need for disclosures or adjustments resulting from subsequent events through the date this financials statement was issued, and no other subsequent events were present.